Exhibit 1

FOR IMMEDIATE RELEASE	12 August 2010

WPP PLC (“WPP”)

JWT acquires US-based digital agency Digitaria Interactive, Inc.

WPP announces that its wholly-owned operating company, JWT, the global marketing communications company, has acquired 100% of the shares of Digitaria Interactive Inc., (“Digitaria”), an award-winning digital agency specialising in transferring brands to the Web, applications, devices, appliances, multimedia and other digital media platforms.

Founded in 1997,  Digitaria employs 100 people and is based in San Diego with satellite offices in Dallas, Los Angeles and New York.  Clients include Dreamworks, ESPN, FOX Corporation, National Football League, NBC Universal and Qualcomm.

Digitaria’s unaudited revenues for the year ended 31 March 2010 were US $14.3 million with gross assets at the same date of US $4.5 million.

This investment continues WPP’s strategy of developing its networks in fast growing markets and sectors and strengthening its capabilities in digital media.

Contact:
Feona McEwan, WPP www.wpp.com	T+44 (0)20 7408 2204